FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 19 December, 2005


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Index


Exhibit No.1 - Holding(s) in Company dated 19 December 2005
Exhibit No.2 - Holding(s) in Company dated 19 December 2005
Exhibit No.3 - SEC Deregistration/EGM Notice dated 19 December 2005

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Exhibit No.1

                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LTD (335,093 SHARES)
CHASE NOMINEES LTD (8,289,341 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

15 DECEMBER 2005

11) Date company informed

16 DECEMBER 2005

12) Total holding following this notification

8,624,434 SHARES

13) Total percentage holding of issued class following this notification

4.53%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 19 DECEMBER 2005

Exhibit No.2

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

Hermes Focus Asset Management Limited and Hermes SLP Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LTD (5,357,118 SHARES)

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

15 DECEMBER 2005

11) Date company informed

16 DECEMBER 2005

12) Total holding following this notification

5,357,118 SHARES (HERMES FOCUS ASSET  MANAGEMENT  LIMITED AND HERMES SLP LIMITED
ONLY)

13) Total percentage holding of issued class following this notification

2.82% (HERMES FOCUS ASSET MANAGEMENT LIMITED AND HERMES SLP LIMITED ONLY)

14) Any additional information

Hermes SLP Limited is only one of the partners of the various partnerships managed by Hermes Focus Asset Management Limited. Hermes Focus Asset Management Limited is in turn a subsidiary of BriTel Fund Trustees Limited.

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 19 DECEMBER 2005

Exhibit No.3

19 December 2005

                    Cookson announces intention to terminate
             SEC Registration and effect Capital Reduction - Update

On 17 October 2005, Cookson Group plc ("Cookson" or the "Company") announced its intention to seek shareholder approval at an Extraordinary General Meeting ("EGM") to:

- amend its Articles of Association to allow the Directors to require its US resident shareholders to sell their shares in order to terminate registration of its ordinary shares ("De-registration") with the US Securities and Exchange Commission ("SEC"); and

-    to effect a reduction of its share capital by:

     - cancelling all of the deferred shares of 49 pence each, as the Company had undertaken to do at the time of its rights issue in 2002 (at which time such shares were created), in order to create a more efficient capital structure; and

     - cancelling the share premium account of the Company to create additional reserves for the Group going forwards.

The necessary preparatory steps have now been undertaken and Cookson is today posting a circular to its shareholders explaining the proposed amendments to its Articles of Association and the other matters outlined above and convening the EGM (the "Circular"). The EGM will be held on 12 January 2006. Assuming shareholders approve the proposed amendments to the Company's Articles of Association, the Board intends to start the procedures required to effect any necessary transfer of shares held by US residents immediately thereafter. It is the Board's expectation that the SEC conditions required to be satisfied in order to apply for De-registration will have been met during the first quarter of 2006.

In connection with the above, copies of the Circular and a Form of Proxy relating to the EGM will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7066 8224

Enquiries:
Richard Malthouse, Group Secretary Tel: + 44 (0) 20 7061 6500

About Cookson Group plc

Cookson Group plc is a leading materials science company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Ceramics, Electronics and Precious Metals. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and steelmaking and other industrial processes. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs some 16,000 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc
265 Strand
London WC2R 1DB

Tel: +44 (0) 20 7061 6500
Fax: + 44 (0) 20 7061 6600
www.cooksongroup.co.uk

                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 19 December 2005